ITEM 77C -- PROXY RESULTS - HOMESTATE PENNSYLVANIA GROWTH FUND

Following are results from the shareholder vote taken on May 31, 2001 to change the HomeState Pennsylvania Growth Fund's investment objective to long-term growth of capital and to change the name of the Fund to the "Emerald Growth Fund".


                          NUMBER OF                % of OUTSTANDING                % OF SHARES
                           SHARES                       SHARES                        VOTED
                  --------------------------   --------------------------   --------------------------
 Affirmative                  4,390,533.633                      48.947%                      95.771%
 Against                        129,497.970                       1.443%                       2.824%
 Abstain                         64,392.914                       0.718%                       1.405%

 TOTAL                        4,584,424.517                      51.108%                     100.000%